EXCEED COMPANY LTD LAUNCHES UPGRADED
INVESTOR RELATIONS WEBSITE

Fujian, China — August 26, 2010 — Exceed Company Ltd (NASDAQ: EDS) (“EDS” or the “Company”), the owner and operator of “Xidelong” brand - one of the leading domestic sportswear brands in China, today announced that it has launched its upgraded investor relations website, http://www.ir.xdlong.cn ..  The website provides details on the Company’s strategy, operations, financials, news, and investor events.

Shuipan Lin, Exceed's founder, Chairman and CEO, commented, “Our investor relations website is a fundamental part of our open communications with investors and analysts.  Our aim is to have a best practice site that provides a wide range of detailed information to our investors in the most transparent and effective way."

About Exceed Company Ltd.
Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

For further information, please contact:

Investor Relations (Hong Kong)
Pamela Leung
Taylor Rafferty
T: +852 3196 3712
E: Exceed@Taylor-Rafferty.com

Investor Relations (US)
Delia Cannan
Taylor Rafferty
T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com